Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: November 14, 2019

The following is an excerpt of a presentation relating to Hillenbrand, Inc.’s results for the fourth quarter and fiscal year 2019, which ended September 30, 2019.

Q4 ’19 Earnings Presentation November 14, 2019

Cautionary Statements 2 This presentation contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Cautionary Statements 3 Additional Information and Where to Find It In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand has filed with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement became effective on October 18, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Milacron’s stockholders. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000. Participants in the Solicitation Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2019 filed with the SEC on November 13, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

4 Superior Return for Shareholders Responsibility to Communities Great Professional Opportunities for Employees Exceptional Value to Customers A World-Class, Global Diversified Industrial Company with a Proven Record of Success Driven by the Hillenbrand Operating Model Strengthen & Build Platforms Organically and Through M&A Mission, Vision & Profitable Growth Strategy Leverage Batesville for Cash Build Scalable Foundation Utilizing Hillenbrand Operating Model (HOM) Effectively Deploy Strong Free Cash Flow Passionate Management Team Executing Strategy for Sustained Profitable Growth

Acquisition of Milacron Provides Compelling Strategic and Financial Benefits 5 A pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company Enhances Growth Opportunities with Leading Brands and New Technologies Adds Complementary Businesses; Increases Scale and Diversification Creates and Drives Efficiencies with Significant Cost Synergies Delivers Strong Financial Benefits Including Significant Recurring Revenue, EPS and Margin Accretion A Transformative Deal to Create Meaningful Shareholder Value

Plastics Value Chain 6 Stronger Position Across the Plastics Value Chain to Capitalize on New Opportunities Milacron Strengthens Position Across Plastics Value Chain Innovation in Biodegradable Plastics and Recycling New Capabilities in Molding and Extrusion to Produce End Products Full System Provider for World’s Largest, Most Complex Polyolefin Systems Core Product Engineering Capabilities to Innovate and Solve Customers’ Challenges Recycling Base Resins Compounding Plastics Processing

Q4 FY 2019 Highlights Consolidated Q4 2019 Highlights Revenue of $486 million increased 2% compared to prior year GAAP EPS of $0.39 decreased $0.31 primarily as a result of business acquisition costs and restructuring charges; adjusted EPS1 of $0.76 increased 13% compared to prior year PEG Q4 2019 Highlights Revenue of $350 million increased 3% compared to prior year Adjusted EBITDA margin1 was 19.0%, up 70 bps compared to prior year Batesville Q4 2019 Highlights Revenue of $136 million decreased 0.3% compared to prior year Adjusted EBITDA margin1 was 22.6%, up 150 bps compared to prior year 7 1Adjusted EPS and adjusted EBITDA margin are non-GAAP measures. See appendix for reconciliation.

8 Consolidated Financial Performance – Q4 2019 GAAP & Adjusted EPS2 Net Income1 Revenue Operating Cash Flow Q4 2018 Q4 2019 Q4 2019 Q4 2018 Q4 2018 Q4 2019 $0.70 $0.76 GAAP EPS Adj. EPS GAAP EPS $0.39 Q4 2018 Q4 2019 1Net Income attributable to Hillenbrand 2Adjusted EPS, adjusted EBITDA, and adjusted EBITDA margin are non-GAAP measures. See appendix for reconciliation. Hillenbrand Consolidated Q4 2019 Consolidated Composition: Revenue Adj. EBITDA2 Process Equipment Group 72% 69% Batesville 28% 31% Total 100% 100% Q4 2019 Consolidated Summary: Revenue of $486 million grew 2% compared to the prior year, including 2% of negative foreign currency impact; the Process Equipment Group grew 3%, partially offset by a decrease in Batesville of 0.3% GAAP net income decreased 45%; adjusted EBITDA2 of $87 million increased 7% and adjusted EBITDA margin2 of 17.9% expanded 80 bps primarily driven by pricing and productivity improvements, which more than offset product mix and cost inflation Operating cash flow of $69 million decreased $23 million primarily due to expenses related to the acquisition of Milacron Adj. EPS $0.67 $475 $486 $45 $25 $92 $69

9 Consolidated Financial Performance – FY 2019 GAAP & Adjusted EPS2 Net Income1 Revenue Operating Cash Flow FY 2018 FY 2019 FY 2018 FY 2019 $2.43 FY 2018 FY 2019 $2.45 Adj. EPS Adj. EPS GAAP EPS $1.92 GAAP EPS $1.20 FY 2019 FY 2018 1Net Income attributable to Hillenbrand 2Adjusted EPS, adjusted EBITDA, and adjusted EBITDA margin are non-GAAP measures. See appendix for reconciliation. Hillenbrand Consolidated FY 2019 Consolidated Composition: Revenue Adj. EBITDA2 Process Equipment Group 71% 66% Batesville 29% 34% Total 100% 100% FY 2019 Consolidated Summary: Revenue of $1.81 billion grew 2% compared to the prior year, including 3% of negative foreign currency impact; the Process Equipment Group grew 5%, partially offset by a decrease in Batesville of 3% GAAP net income increased 59% primarily due to impairment charges recorded in the prior year that did not repeat; adjusted EBITDA2 of $295 million increased 0.3% and adjusted EBITDA margin2 of 16.3% decreased 30 bps primarily due to cost inflation and product mix, partially offset by pricing and productivity improvements Operating cash flow of $179 million decreased $69 million primarily due to expenses related to the acquisition of Milacron and an increase in cash paid for taxes $1,770 $1,807 $77 $121 $248 $179

Disclosure Regarding Non-GAAP Measures See below for a reconciliation from GAAP operating performance measures to the most directly comparable non-GAAP (adjusted) performance measures. Given that there is no GAAP financial measure comparable to backlog, a quantitative reconciliation is not provided. In addition, adjusted earnings per share for fiscal 2020 excludes potential charges or gains that may be recorded during the fiscal year, among other things, expenses associated with business acquisition, development, and integration, restructuring and restructuring related charges, backlog amortization, inventory step-up, and certain tax matters. Hillenbrand does not attempt to provide reconciliations of forward-looking non-GAAP earnings guidance to the comparable GAAP measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K, because the impact and timing of these potential charges or gains is inherently uncertain and difficult to predict and is unavailable without unreasonable efforts. In addition, the company believes such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a substantial impact on GAAP measures of Hillenbrand’s financial performance. While we report financial results in accordance with accounting principles generally accepted in the United States (GAAP), we also provide certain non-GAAP operating performance measures. These non-GAAP measures are generally referred to as “adjusted” and exclude expenses associated with impairment charges, business acquisition, development, and integration, restructuring and restructuring related charges, inventory step-up, and backlog amortization. The related income tax for all of these items is also excluded. These non-GAAP measures also exclude the non-recurring tax benefits and expenses related to the Tax Act and Jobs Act (the “Tax Act”). This non-GAAP information is provided as a supplement, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. One important non-GAAP measure that we use is adjusted earnings before interest, income tax, depreciation, and amortization (“adjusted EBITDA”). A part of our strategy is to selectively acquire companies that we believe can benefit from our core competencies to spur faster and more profitable growth. Given that strategy, it is a natural consequence to incur related expenses, such as amortization from acquired intangible assets and additional interest expense from debt-funded acquisitions. Accordingly, we use adjusted EBITDA, among other measures, to monitor our business performance. Another important non-GAAP operational measure used is backlog. Backlog is not a term recognized under GAAP; however, it is a common measurement used in industries with extended lead times for order fulfillment (long-term contracts), like those in which our Process Equipment Group competes. Backlog represents the amount of consolidated revenue that we expect to realize on contracts awarded related to the Process Equipment Group. Backlog includes expected revenue from large systems and equipment, as well as replacement parts, components, and service. Given that there is no GAAP financial measure comparable to backlog, a quantitative reconciliation is not provided. We use this non-GAAP information internally to make operating decisions and believe it is helpful to investors because it allows more meaningful period-to-period comparisons of our ongoing operating results. The information can also be used to perform trend analysis and to better identify operating trends that may otherwise be masked or distorted by these types of items. The Company believes this information provides a higher degree of transparency. 10

Q4 FY19 & Q4 FY18 Reconciliation of Adjusted EBITDA to Consolidated Net Income 11 $ in millions 2019 2018 2019 2018 Adjusted EBITDA: Process Equipment Group 66.7 $ 62.1 $ 223.3 $ 215.8 $ Batesville 30.6 28.7 114.2 120.8 Corporate (10.5) (9.4) (42.2) (42.3) Less: Interest income (0.4) (0.3) (1.1) (1.4) Interest expense 11.3 5.5 27.4 23.3 Income tax expense 10.6 12.8 50.5 65.3 Depreciation and amortization 14.2 14.5 58.5 56.5 Business acquisition, development, and integration costs 11.7 0.9 16.6 3.5 Restructuring and restructuring related charges 7.0 0.8 10.6 2.5 Loss on settlement of interest rate swaps 6.4 - 6.4 - Inventory step-up - - 0.2 - Impairment charge - - - 63.4 Consolidated net income 26.0 $ 47.2 $ 126.2 $ 81.2 $ Three Months Ended September 30, Twelve Months Ended September 30,

Q4 FY19 & Q4 FY18 Reconciliation of Non-GAAP Measures 12 (1) Net income attributable to Hillenbrand (2) The revaluation of the deferred tax balances, the tax on unremitted foreign earnings, and change in deferred tax liability as a result of revising our permanent reinvestment assertion on earnings of foreign subsidiaries driven by the Tax Act $ in millions, except per share data 2019 2018 2019 2018 Net Income (1) 24.7 $ 44.5 $ 121.4 $ 76.6 $ Business acquisition, development, and integration costs 11.7 0.9 16.6 3.5 Restructuring and restructuring related charges 7.0 0.8 10.6 2.5 Inventory step up - - 0.2 - Backlog amortization - - 2.6 - Impairment charge - - - 63.4 Debt financing activities 5.6 - 5.6 - Loss on settlement of interest rate swaps 6.4 - 6.4 - Tax Act (2) - (2.9) 1.8 12.2 Tax effect of adjustments (7.4) (0.6) (10.2) (2.9) Adjusted Net Income (1) 48.0 $ 42.7 $ 155.0 $ 155.3 $ 2019 2018 2019 2018 Diluted EPS 0.39 $ 0.70 $ 1.92 $ 1.20 $ Business acquisition, development, and integration costs 0.19 0.02 0.26 0.06 Restructuring and restructuring related charges 0.11 0.01 0.17 0.04 Inventory step up - - - - Backlog amortization - - 0.04 - Impairment charge - - - 0.99 Debt financing activities 0.09 - 0.09 - Loss on settlement of interest rate swaps 0.10 - 0.10 - Tax Act (2) - (0.05) 0.03 0.19 Tax effect of adjustments (0.12) (0.01) (0.16) (0.05) Adjusted Diluted EPS 0.76 $ 0.67 $ 2.45 $ 2.43 $ Three Months Ended September 30, Three Months Ended September 30, Twelve Months Ended September 30, Twelve Months Ended September 30,